Filed Pursuant to Rule 253(g)(2)

File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 4 DATED OCTOBER 1, 2020

TO THE OFFERING CIRCULAR DATED JULY 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of September 30, 2020;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Real Estate Performance.

Net Asset Value as of September 30, 2020

As of September 30, 2020, our net asset value (“NAV”) per common share is $11.66. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2020 [1]	June 30, 2020 [1]
ASSETS
Investments, at fair value	$106,443	$109,088
Real estate properties, at fair value	16,187	16,000
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	27,881	33,417
Other real estate investments, at fair value	62,375	59,671
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	15,345	1,454
Current interest receivable	210	245
Other assets	56	57
Total Assets	$122,054	$110,844

LIABILITIES
Accounts payable	$368	$572
Due to related party	221	219
Note payable	-	6,079
Dividends payable [2]	1,375	559
Settling subscriptions	310	-
Total Liabilities	$2,274	$7,429

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 10,274,578 and 8,987,841 shares outstanding, net of offering costs, on September 30, 2020 and June 30, 2020, respectively	$95,109	$81,533
Retained Earnings (Accumulated deficit)	6,158	5,369
Net adjustments to fair value	18,513	16,513
NET ASSETS	$119,780	$103,415
NET ASSET VALUE PER SHARE, on 10,274,578 and 8,987,841 shares outstanding for the periods ended September 30, 2020 and June 30, 2020, respectively [3]	$11.66	$11.51

[1] Estimated Balance Sheets as of September 30, 2020 and June 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020 or dividends payable that were declared before June 30, 2020 that relate to the third quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on September 30, 2020 and June 30, 2020, respectively.

On October 1, 2020, the Company announced that its net asset value per share (“NAV”) as of September 30, 2020 is $11.66 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2020 the per share purchase price of our Common Shares will be $11.66 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2020, we expect to redeem approximately 241,650 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from December 31, 2017 to September 30, 2020.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66

Real Estate Performance

Since we typically factor actual T-12 operating results into our NAV determinations, the continued resiliency of the Company’s multifamily assets, in combination with year-over-year rent growth and downward trends on interest rates and cap rates, has led to modest write ups.

Additionally, last quarter we wrote down the value of the Hampton Station Holdings Properties, a multi-tenant retail building and new apartment development located in Greenville, SC. This was based upon an assumed large negative impact on the retail component from the COVID-19 pandemic. However, performance has remained stronger than initial projections with recent improvements in operations and tenants currently paying rent. To that end, we determined that it was appropriate to reduce the severity of some assumptions that led to the initial write down, while continuing to remain conservative about the future long-term performance.